Exhibit 99.2
PURCHASE AND SALE AGREEMENT
This Purchase and Sale Agreement (this “Agreement”) is entered into as of the [27th] day of November, 2012 (the “Execution Date”), by and between Shell Offshore Inc., a corporation organized under the laws of the State of Delaware (“Shell”), as the successor-in-interest by merger to Shell Deepwater Development Inc., and Callon Petroleum Operating Company, a corporation organized under the laws of the State of Delaware (“Callon”). In this Agreement, Shell and Callon are each referred to as a “Party” and collectively as the “Parties.”
A.    Callon owns an eleven and twenty-five one hundredths percent (11.25%) right, title and interest in that certain Oil and Gas Lease (Federal Serial No. OCS-G 15879), dated effective February 1, 1996, by and between the United States of America and Shell, covering all of Block 341, Garden Banks on the Outer Continental Shelf of the Gulf of Mexico off the coast of Louisiana, together with a like undivided eleven and twenty-five one hundredths percent (11.25%) interest in all wells, fixtures, flowlines, facilities and other equipment associated therewith (collectively, the “Conveyed Interest”).
B.    The Conveyed Interest is subject to that certain Joint Operating Agreement, dated effective November 1, 1998, by and among Callon, Shell, and Murphy Exploration & Production Company, a corporation organized under the laws of the State of Delaware (“Murphy”), as amended (the “JOA”).
C.    In accordance with the terms and conditions of this Agreement, Shell desires to acquire from Callon, and Callon desires to sell to Shell, the Conveyed Interest in exchange for the Purchase Price (as defined below) (the “Transaction”).
D.    Excluded Conveyed Interest. Notwithstanding anything to the contrary in Sections A and C herein above, the Conveyed Interest does not include the following (collectively, the “Excluded Assets”):

i)	all trade credits and all accounts, instruments and general intangibles attributable to the Conveyed Interest with respect to any period of time prior to the Effective Time;

ii)
all claims and causes of action of Callon (i) arising from acts, omissions or events related to, or damage to or destruction of, the Conveyed Interest, occurring prior to the Effective Time, (ii) arising under or with respect to any contracts that are attributable to periods of time prior to the Effective Time (including claims for adjustments or refunds), or (iii) with respect to any of the Excluded Assets;

iii)
all rights and interest of Callon (i) under any policy or agreement of insurance or indemnity, (ii) under any bond, or (iii) to any insurance or condemnation proceeds or awards arising, in each case, from acts, omissions or events related to, or damage to or destruction of, the Conveyed Interest, occurring prior to the Effective Time;

iv)
claims of Callon for refunds of or loss carry forwards with respect to (i) production, severance or any other taxes attributable to the Conveyed Interest for any period prior to the Effective Time, (ii)

income or franchise taxes for any period prior to the Effective Time, or (iii) any taxes attributable to the Excluded Assets;

v)	all amounts due or payable to Callon as adjustments to insurance premiums related to the Conveyed Interest with respect to any period prior to the Effective Time;

vi)
any of Callon's corporate, limited liability company, partnership, corporate financial and corporate tax records, except for any records and information related to Code sections 614 and 29 and Forms 1065 U.S. Partnership Return of Income relating to the Conveyed Interest;

vii)
any of Callon's proprietary computer software, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property, including Callon's proprietary seismic data and licenses related to the Conveyed Interest;

viii)	any documents and instruments of Callon relating to the Conveyed Interest that may be protected by an attorney‑client privilege, excluding title opinions related to the Conveyed Interest;

ix)
data in respect of the Conveyed Interest that cannot be disclosed or assigned to Shell without breaching confidentiality arrangements under agreements with persons unaffiliated with Callon after Callon has used its reasonable best efforts to procure a waiver of such prohibitions; and

x)	audit rights arising under any contracts or otherwise with respect to any period prior to the Effective Time or to any of the Excluded Assets.
In consideration of the above and of the mutual covenants and promises contained in this Agreement, the Parties agree as follows:
1.Term and Termination.

a.
If Closing has not occurred, this Agreement may be terminated by either Party by giving the other Party ten (10) days' prior written notice of such termination at any time after the one hundred and twentieth (120th) day following the Execution Date (such one hundred and twenty day period from and after the Execution Date is hereafter referred to as the “Subject Period”), for any reason, including, without limitation, the failure to satisfy, or the failure to waive, the conditions precedent to Closing (as defined herein) set forth in Section 5(b).

b.
If this Agreement is terminated pursuant to Section 1(a), it will become void and of no further force or effect (except for the provisions of paragraphs 10, 11, 12, 13, 14, 15, 16, 17, 18, 19 and 20); provided, however, that such termination will not affect the liability of any Party for any breach prior to such termination of any of the provisions of this Agreement.

2.Preferential Purchase Right.

a.
Callon's conveyance of the Conveyed Interest to Shell is subject to the preferential right to purchase held by the parties to the JOA as set forth in Section 24.2 of the JOA (“Preferential Purchase Right”). Contemporaneously with the execution hereof, but no later than the Execution Date, Callon shall send written notice to Murphy, in accordance with Section 24.2 of the JOA, notifying Murphy of the proposed Transaction and seeking the waiver of Murphy's Preferential Purchase Right of its proportionate share of Callon's Conveyed Interest.

b.
Notwithstanding any other provision contained herein, if, Murphy provides timely written notice to Callon of its election to exercise its Preferential Purchase Right of its proportionate share of Callon's Conveyed Interest, this Agreement and the attached exhibits hereto, and any other documents, certificates, instruments or agreements which are entered into by the Parties in furtherance of this Transaction, shall be amended, but only for the limited purpose of reflecting that, upon Closing, Shell will acquire its proportionate share of Callon's Conveyed Interest for a reduced Base Purchase Price, such Base Purchase Price being reduced to reflect Shell's purchase of its proportionate share of Callon's Conveyed Interest; provided, however, that all such other provisions of this Agreement, the attached exhibits hereto, and any other documents, certificates, instruments or agreements entered into by the Parties in furtherance of this Transaction, shall remain in force and effect as agreed to by the Parties as of the Execution Date.

3.Purchase Price.
a.    As used in this Agreement, the term “Purchase Price” means (i) Forty-Two Million Dollars ($42,000,000.00) (the “Base Purchase Price”) plus or minus (ii) the adjustments to the Base Purchase Price set forth in Section 3(b) (the “Purchase Price Adjustments”). The Parties agree that the Purchase Price (after taking into consideration the Purchase Price Adjustments) will be allocated, for federal income tax purposes, fifty percent (50%) to leasehold and fifty percent (50%) to facilities.
b.    The Base Purchase Price shall be adjusted by the following Purchase Price Adjustments:

i.
decreased by the amount of all outstanding joint interest billings attributable to the Conveyed Interest, and remaining unpaid by Callon as of the Closing Date, to the extent they relate to the period prior to the Effective Time;

ii.
decreased by the amount of all operating revenues attributable to the Conveyed Interest and increased by the amount of all operating expenses and capital expenses paid by Callon attributable to the Conveyed Interest, in each case to the extent they relate to the period on and after the Effective Time; and

iii.
increased or decreased as appropriate by the estimated net production imbalance between Shell and Callon as of the Effective Time, which shall be calculated in accordance with the procedures set forth in the Gas Balancing Agreement, as attached as Exhibit “D” to the JOA.

c.    Pursuant to this Agreement, Shell will also reimburse Callon for Callon's share of paid Hab2 ST2 Long Lead AFE costs and the Hab2 STI TA AFE, in the sum of $500,000.00 (“AFE Cost”).
4.Closing.
a.The closing of the sale and transfer of the Conveyed Interest to Shell (the “Closing”) will take place at Callon's offices, 200 North Canal Street, Natchez, Mississippi,

39120, on December 28, 2012 or such other date or location as the Parties may mutually determine (the “Closing Date”).
b.Notwithstanding the foregoing, Callon or Shell, as applicable, will not be obligated to close the transactions evidenced by this Agreement unless each of the conditions to its performance set forth below are satisfied on the Closing Date or such Party waives the satisfaction of such conditions.

i.
Neither Party will be obligated to close if, as of the Closing Date, any suit or other proceeding is pending or threatened before any court or governmental agency seeking to restrain, prohibit, or declare illegal, or seeking substantial damages in connection with, the Transaction.

ii.
Callon will not be obligated to close if any matter represented or warranted in this Agreement by Shell is untrue, inaccurate or is misleading as of the Closing Date as though made on and as of the Closing Date.

iii.
Shell will not be obligated to close if any matter represented or warranted in this Agreement by Callon is untrue, inaccurate or is misleading as of the Closing Date as though made on and as of the Closing Date.

c.On the Closing Date, at the Closing:

i.
Shell shall deliver an amount equal to $39,500,000.00, being the Base Purchase Price less $3,000,000.00, which is an estimated amount of the Purchase Price Adjustment, plus the amount of the AFE Cost, in immediately available funds to Callon by wire transfer to an account designated in writing by Callon at least five (5) business days prior to the Closing.

ii.
the Parties shall exchange duly executed counterparts of the form of Assignment of Record Title Interest attached hereto as Exhibit A and the Bill of Sale attached hereto as Exhibit B (the “Conveyance”), accompanied by the appropriate forms of assignment to effect the transfer of the Conveyed Interest to Shell under the then-current regulations of the Bureau of Ocean Energy Management of the United States Department of the Interior, or such successor governmental authority with jurisdiction over the subject matter hereof as of the Closing Date (the “BOEM”). The Parties shall execute and deliver the Conveyance and the accompanying forms of assignment in sufficient duplicate originals to allow recording and/or filing in all appropriate offices. Following the Closing, Shell shall record the transfer of the Conveyed Interest in the appropriate local jurisdiction and effect the transfer of the Conveyed Interest with the BOEM.

iii.	Callon will deliver to Shell its Certificate of Non-Foreign Status in the form attached hereto as Exhibit C.

iv.	Shell and Callon shall execute such other remaining documents, certificates, instruments or agreements which are contemplated by the Transaction or deemed necessary or appropriate by the Parties.

d.
On or before ninety (90) days after the Closing, Shell will prepare and deliver to Callon a written draft final accounting of the Purchase Price Adjustment (the “Draft Final Accounting”). Callon will timely provide any accounting information and records that Shell may reasonably request in order to complete the Draft Final Accounting. Within thirty (30) days of the receipt of the Draft Final Accounting, Callon may deliver written statement asserting its right to audit the Draft Final Accounting (an “Audit Notice”). If Callon fails to do so, then the Draft Final Accounting will be deemed to be accepted by Callon as the final accounting of the Purchase Price Adjustment (the “Final Accounting”). If Callon does elect to audit the Draft Final Accounting, Callon shall complete such audit and deliver a statement of objections, if any, within sixty (60) days following delivery of the Audit Notice. Shell will timely provide any accounting information and records that Callon may reasonably request in order to complete its audit of the Draft Final Accounting. After Callon completes its audit and delivers its statement of written objections, if any, to the Draft Final Accounting, during the next following thirty (30) days, the Parties shall attempt to resolve Callon's objections. Upon doing so, Shell will prepare the Final Accounting which shall set forth the resolution agreed by the Parties. If the Parties cannot resolve Callon's objections, the Parties will submit the dispute to an accounting firm, experienced in accounting for oil and gas operations, not regularly engaged by either of the Parties, to resolve the dispute. The decision of such accounting firm shall be final and binding upon the Parties, and upon such decision Shell shall prepare and deliver to Callon a Final Accounting that incorporates such decision. Whichever Party owes money to the other Party as shown on the Final Accounting shall pay the other Party within thirty (30) days of Shell's delivery of the Final Accounting.

e.
If a Party receives any proceeds or pays any additional expenses for or on behalf of the other Party, it shall promptly invoice the other Party for such expenses (who shall promptly pay such invoice) or remit to the other Party the proceeds received (to the extent such amounts had not been previously accounted for in the Final Accounting).

f.
Promptly following Closing, Shell shall notify all purchasers of production, other contract parties and government agencies that Shell has acquired the Conveyed Interest. Shell and Callon shall execute all transfer orders, division orders, letters-in-lieu, and joinders and ratifications necessary to assign contracts listed on the exhibits to Exhibit A and Exhibit B hereto, and to transfer payment of proceeds from the sale of production from the Conveyed Interest as of the Effective Time from Callon to Shell. After such notice is given to the remitters of proceeds of production, to the extent that any remitter pays revenues to the incorrect Party, that Party shall promptly remit such revenues (without interest) to the correct Party.

5.Representations.
a.Shell represents and warrants to Callon as follows:

i.
Shell and the person executing this Agreement on behalf of Shell are fully authorized to execute and deliver this Agreement on behalf of Shell and all of the obligations and covenants of Shell contained herein are and shall be the legal, valid and binding obligations and covenants of Shell in accordance with the terms of this Agreement.

ii.
At the Closing, Shell is purchasing the Conveyed Interest for its own account as an investment without the present intent to sell, transfer or otherwise distribute such interests to any other person, and, together with its partners, officers and advisors, is familiar with investments of the nature of the Conveyed Interest, understands that this investment involves certain risks, and believes that it has adequately investigated the Conveyed Interest, and has substantial knowledge and experience in financial and business matters such that it is capable of evaluating, and has evaluated, the merits and risks inherent in purchasing the Conveyed Interest, and is able to bear the economic risks of such investment.

b.Callon represents and warrants to Shell as follows:

i.
Callon and the person executing this Agreement on behalf of Callon are fully authorized to execute and deliver this Agreement on behalf of Callon and all of the obligations and covenants of Callon contained herein are and shall be the legal, valid and binding obligations and covenants of Callon in accordance with the terms of this Agreement.

ii.
Callon owns (and at the Closing will own) the Conveyed Interest, subject to the other agreements and instruments listed on Exhibit “A” to the form of Assignment of Record Title Interest attached hereto as Exhibit A and to the other agreements and instruments listed on Exhibit “A-1” to Exhibit “A” to the form of Bill of Sale attached hereto as Exhibit B (collectively, the “Permitted Encumbrances”), free and clear of any liens (other than the security rights established under the JOA), charges, lease royalty burdens (other than lessor's royalty), overriding royalty interests, payments out of production, dedications or commitments of reserves or production (other than as provided in the Permitted Encumbrances), mortgages, area of mutual interest obligations or any other encumbrances created by, through or under Callon.

6.Effective Time. If the Closing occurs, Shell's acquisition of the Conveyed Interest will be effective at 12:01 a.m. (Central Time) on October 1, 2012 (the “Effective Time”), and Shell shall be entitled to all of the right of ownership attributable to the Conveyed Interest and shall be responsible for all costs, expenses and/or other liabilities attributable to the Conveyed Interest from and after the Effective Time.
7.Conduct of Business; Access to Records.     During the Subject Period, Callon will:

a.	only conduct business with respect to the Conveyed Interest in accordance with the ordinary course of business and consistent with past practices; and

b.	grant Shell access, at reasonable times during business hours after reasonable notice, to all of Callon's land, lease, title and regulatory files with respect to the Conveyed Interest.
8.Assumption of P&A Obligation; Indemnification.

a.
From and after the Closing, Shell shall assume in accordance with applicable law all obligations to abandon, restore and remediate the Conveyed Interest, whether arising before or after the Effective Time, including all obligations to (i) plug and abandon each well on the Conveyed Interest, (ii) remove all equipment and facilities, and (iii) restore and remediate the surface and subsurface sites associated with the Conveyed Interest (the “P&A Obligation”).

b.
From and after the Closing, Shell shall indemnify, defend and hold harmless Callon, its affiliates and their respective officers, directors, employees, agents, representatives, successors and permitted assigns from and against any and all losses, damages or claims actually suffered or incurred by them arising out of or related to the Conveyed Interest, including the P&A Obligation, or the failure of Shell's representations and warranties in Section 5(a) to be true and correct in all material respects as of the Closing.

c.
The indemnification provided for in Section 8(b) above does not extend to losses, damages, or claims for taxes, lessor's royalty, any overriding royalty payable with respect to hydrocarbon production attributable to the Conveyed Interest prior to the Effective Time, or any other obligations attributable to the Conveyed Interest prior to the Effective Time (other than the P&A Obligation), the liability for which shall be retained by Callon.

d.
From and after the Closing, Callon shall indemnify, defend and hold harmless Shell, its affiliates and their respective officers, directors, employees, agents, representatives, successors and permitted assigns from and against any and all losses, damages or claims actually suffered or incurred by them arising out of (i) the failure of Callon's representations and warranties in Section 5(b) to be true and correct in all material respects as of the Closing, or (ii) obligations attributable to the Conveyed Interest prior to the Effective Time (other than the P&A Obligation) including any taxes, lessor's royalty, or any overriding royalty payable with respect to hydrocarbon production attributable to the Conveyed Interest prior to the Effective Time.
9.DISCLAIMER OF REPRESENTATIONS AND WARRANTIES.

a.
IN CONSUMMATING THE PURCHASE AND THE SALE OF THE CONVEYED INTEREST CONTEMPLATED HEREUNDER, SHELL ACKNOWLEDGES THAT IT WILL BECOME THE OWNER OF THE CONVEYED INTEREST, AND THAT, SHELL ACCEPTS SUCH CONVEYED INTEREST IN THEIR AS-IS, WHERE-IS, CONDITION, WITH ALL FAULTS, WITHOUT ANY EXPRESS OR IMPLIED COVENANT, WARRANTY AS TO TITLE, CONDITION, MERCHANTABILITY, PERFORMANCE, FITNESS (BOTH GENERALLY AND FOR ANY PARTICULAR PURPOSE) OR OTHERWISE (WHICH WARRANTIES CALLON HEREBY EXPRESSLY DISCLAIMS), OR RECOURSE, OTHER THAN AS EXPRESSLY SET FORTH HEREIN. SHELL EXPRESSLY WAIVES ANY GUARANTEE AGAINST HIDDEN OR LATENT REDHIBITORY VICES, INCLUDING LOUISIANA CIVIL CODE ARTICLES 2520 THROUGH 2548.

b.
EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY CALLON IN THIS AGREEMENT AND THE SPECIAL WARRANTY OF TITLE IN THE CONVEYANCE, SHELL ACKNOWLEDGES AND AGREES THAT: (A) THERE ARE NO REPRESENTATIONS, WARRANTIES, STATEMENTS, ASSURANCES OR GUARANTEES MADE BY CALLON, EXPRESS OR IMPLIED, AS TO (i) THE CONVEYED INTEREST, (ii) THE HYDROCARBON RESERVES UNDERLYING THE CONVEYED INTEREST, (iii) OR THE PROSPECTS RELATING TO THE EXPLORATION OF THE CONVEYED INTEREST, AND THAT IN MAKING ITS DECISION TO ENTER INTO THIS AGREEMENT AND TO CONSUMMATE THE PURCHASE OF THE CONVEYED INTEREST, SHELL HAS RELIED AND WILL RELY SOLELY UPON ITS OWN INDEPENDENT INVESTIGATION, VERIFICATION, ANALYSIS AND EVALUATION; (B) CALLON DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY OTHER REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION ORALLY OR IN WRITING MADE OR COMMUNICATED TO SHELL INCLUDING ANY OPINION, INFORMATION OR ADVICE WHICH MAY HAVE BEEN PROVIDED TO SHELL BY OR ON BEHALF OF CALLON OR ANY AFFILIATES OF CALLON.

10.Confidentiality.

a.
Each Party agrees to keep the terms of this Agreement and any information related to the Transaction confidential and not disclose the same to any other persons, firms or entities without the prior written consent of the other Party, except (a) disclosures compelled by law, court order or stock exchange requirements applicable to such Party, and (b) disclosures to such Party's affiliates or such Party's or its affiliates' officers, employees, financial advisors, attorneys, accountants or other advisors that need to know such information in connection with performance of such Party's obligations under this Agreement, provided those persons, firms or entities likewise agree to keep this Agreement confidential. Except as may be required under applicable law or stock exchange requirements, no press releases or other public disclosure relating to the Transaction will be issued without the mutual consent of both Parties, which consent will not be unreasonably withheld, delayed or conditioned. All necessary press releases and other public disclosures required must be submitted by the disclosing Party to the other Party a reasonable time prior to the dissemination thereof in order to permit such other Party a reasonable opportunity to comment on any such disclosure prior to its dissemination. The confidentiality obligations set forth in this paragraph will survive termination of this Agreement for a period of one (1) year.

b.
Callon agrees that, from and after the Closing Date, Callon will keep any non-public geological, geophysical, seismic, commercial and financial information related to the Conveyed Interest confidential pursuant to the terms and conditions of the JOA.

11.Expenses. Each Party will be responsible for its respective fees and expenses incurred in connection with the negotiation, documentation and execution of the Transaction, regardless of whether the Transaction is consummated.
12.Assignment.
a.Except as otherwise provided in Section 12(b), no assignment of this Agreement or of any rights or obligations under this Agreement may be made by either Party (by operation of law or otherwise) without the prior written consent of the other Party, and any attempted assignment without such required consent will be void.
b.Each of the Parties reserves the right to structure the Transaction contemplated under the terms of this Agreement as a like-kind exchange pursuant to §1031 of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations promulgated thereunder, with respect to any or all of the Conveyed Interest at any time prior to the Closing Date (a “Like-Kind Exchange”). In order to effect a Like-Kind Exchange, the non-electing Party shall cooperate and do all acts as may be reasonably required or requested by the Party electing for a Like-Kind Exchange with regard to effecting such Like-Kind Exchange, including, but not limited to, permitting such Party to assign any or all its rights under this Agreement to a Qualified Intermediary (“QI”) of such party's choice in accordance with Treasury Regulation § 1.1031(k)-1(g)(4) or executing additional escrow instructions, documents, agreements or instruments to effect an exchange; provided, however, that Shell's ownership of the Conveyed Interest will not be delayed by reason of any such Like-Kind Exchange. Shell reserves the right, at or prior to Closing, to assign its rights or a portion thereof under this Agreement with respect to any or all of the Conveyed Interest to Shell's Qualified Exchange Accommodation Titleholder (as that term is defined in Revenue Procedure 2000-37, 2000-2 C.B. 308) (“QEAT”) in connection with effecting a Like-Kind Exchange. Callon and Shell acknowledge and agree that a whole or partial assignment of this Agreement to a QI or QEAT shall not release either Callon or Shell from, or expand, any of their respective liabilities and obligations to each other under this Agreement. Any Party not participating in the Like-Kind Exchange shall not be obligated to pay any additional costs or incur any additional obligations in its sale or purchase, as applicable, of the Conveyed Interest if such costs are the result of the another Party's Like-Kind Exchange, and the Party electing to consummate the sale as a Like-Kind Exchange agrees to hold harmless and indemnify the other Parties from and against all claims, losses and liabilities, if any, resulting from the Like-Kind Exchange.
13.Choice of Law; Jurisdiction. THE VALIDITY, CONSTRUCTION, INTERPRETATION AND EFFECT OF THIS Agreement SHALL BE GOVERNED BY AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO CONFLICTS RULES THAT WOULD OTHERWISE REFER THE MATTER TO THE LAWS OF ANOTHER JURISDICTION. EACH PARTY CONSENTS TO PERSONAL JURISDICTION IN ANY ACTION BROUGHT IN THE UNITED STATES FEDERAL COURTS LOCATED IN HOUSTON, TEXAS (OR, IF JURISDICTION IS NOT AVAILABLE THE UNITED STATES FEDERAL COURTS LOCATED IN HOUSTON, TEXAS, TO PERSONAL JURISDICTION IN ANY ACTION BROUGHT IN THE STATE COURTS LOCATED IN HOUSTON, TEXAS) WITH RESPECT TO ANY DISPUTE, CLAIM OR CONTROVERSY ARISING OUT OF OR IN RELATION

TO OR IN CONNECTION WITH THIS Agreement, AND EACH OF THE PARTIES AGREES THAT ANY ACTION INSTITUTED BY IT AGAINST THE OTHER WITH RESPECT TO ANY SUCH DISPUTE, CONTROVERSY OR CLAIM WILL BE INSTITUTED EXCLUSIVELY IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF TEXAS (OR, IF JURISDICTION IS NOT AVAILABLE IN THE UNITED STATES DISTRICT COURT FOR THE SOTHERN DISTRICT OF TEXAS, THEN EXCLUSIVELY IN THE STATE COURTS LOCATED IN HOUSTON, TEXAS). EACH OF SHELL AND CALLON WAIVE ANY OBJECTION TO LAYING VENUE IN ANY SUCH ACTION, SUIT OR PROCEEDING IN SUCH COURTS AND WAIVES ANY OBJECTION THAT SUCH COURTS ARE AN INCONVENIENT FORUM OR DO NOT HAVE JURISDICTION OVER IT.
14.Equitable Relief. The Parties agree that irreparable damage may occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties acknowledge and agree that either Party's breach of this Agreement may result in irreparable injury to the other Party and that monetary damages and other forms of legal damages may be inadequate or impossible to ascertain in the event of a breach of such provisions of this Agreement. In the event of any breach or threatened breach by a Party of the provisions of this Agreement, without prejudice to any other right and remedy available to it, the other Party may be entitled to injunctive and other equitable relief, including enforcing specifically the terms and provision of this Agreement. Injunctive and other equitable relief will be cumulative and in addition to all other remedies available.
15.Limitation of Liability. Neither Party will be liable to the other for any indirect, incidental, PUNITIVE, EXEMPLARY, special or consequential loss or damage (including, but not limited to, loss of use, loss of profit, LOSS OF interest or business interruption) incurred by the other Party, whether based on contract, negligence or other tort, statute, strict liability or otherwise arising out of this Agreement.
16.No Relationship. It is not the intention of either Party and nothing contained in this Agreement will be deemed or construed as creating a relationship of partnership, association, principal and agent or joint venture by or between either Party.
17.Entire Agreement. This Agreement and the Conveyance, and the other documents delivered pursuant to this Agreement, including the exhibits hereto, constitutes the entire and only agreement between these Parties at the time of its execution with respect to the subject matter hereof and supersede all prior agreements and merge all prior discussions, negotiations, proposals and offers (written or oral) between them with respect to the Transaction contemplated herein, including, but not limited to, the Letter of Deal Points, executed by Callon on November 15, 2012. There are no undertakings or representations of any kind, expressed, implied, oral, written, statutory or otherwise not expressly set forth herein. No alteration or modification of the Agreement will be binding unless agreed in writing.
18.Notices. All notices to be given to a Party hereunder will be in writing and will be deemed to have been duly given if delivered in person or by an express courier service to the relevant party hereunder at their respective addresses below or if sent by facsimile to the following addresses:

If to Shell:	If to Callon:
Shell Offshore Inc. One Shell Square 701 Poydras Street New Orleans, Louisiana 70139 Attention: Mark Thompson Fax: 504-728-0399	Callon Petroleum Operating Company 200 North Canal Street P.O. Box 1287 Natchez, Mississippi 39121 Attention: Dee Newman Land Manager Fax: 601-446-1434

19.Construction. Each of the Parties has had the opportunity to exercise business discretion in relation to the negotiation of the details of the Transaction, and this Agreement is the result of arm's-length negotiations from equal bargaining positions. It is expressly agreed that this Agreement will not be construed against any Party, and no consideration will be given or presumption made, on the basis of who drafted this Agreement or any particular provision of this Agreement.
20.Counterparts. This Agreement may be executed by the Parties in separate counterparts, each of which when so executed and delivered will be an original, but all such counterparts will together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the Parties.
[SIGNATURE PAGE FOLLOWS]

Signature Page to the Purchase and Sale Agreement

IN WITNESS WHEREOF, Shell and Callon have duly executed this Agreement as of the Execution Date.

SHELL OFFSHORE INC. By:/s/ S.M.King Name:S. M. King Title:Attorney-in-Fact	CALLON PETROLEUM OPERATING COMPANY By:/s/ Fred Callon Name:Fred Callon Title:President and CEO